EXHIBIT 99.1

MTS Announces Filing of 2012 Annual Report

The Company’s Audit Committee and Board of Directors Approved an Update to the Compensation Terms of Mr. Lior Salansky that are Equal to the Amounts Paid to the Company’s Outside Directors

Ra’anana, Israel – March 20, 2013 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of MVNE, Mobile Money and TEM services, today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2012 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.mtsint.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

The Company further announced today that in meetings held during March 2013, the Company’s audit committee and board of directors approved that the compensation terms of Mr. Lior Salansky, one of the members of the Company’s board of directors and a member of the compensation committee, be equal to the compensation terms of the Company’s outside directors.

Pursuant to the approval of the audit committee and board of directors, effective December 12, 2012, Mr. Salansky will be entitled to receive an annual fee, payable quarterly, of NIS 30,500 (currently approximately $8,200) and a per meeting attendance fee of NIS 1,700 (currently approximately $460). Previously, he received an annual fee of $8,400 and a per meeting fee of $300.  The Company’s audit committee and board of directors determined that the payment of the aforementioned sums to Mr. Salansky complies with the requirement set forth in Regulation 1A(2) of the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000 as they do not exceed the maximum amounts applicable to the compensation of the Company’s outside directors pursuant to the terms of the Israeli Companies Regulations Rules regarding Compensation and Expense Reimbursement of Outside Directors), 2000.

In accordance with Regulation 1C of the Relief Regulations, if one or more shareholders holding at least one percent of the Company’s issued share capital or voting rights notifies the Company in writing of their objection to the provision of this relief no later than fourteen days from publication of this press release, the relief based on Regulation 1A(2) will not apply and the change in the terms of Mr. Salansky’s compensation will be subject to approval by the Company’s shareholders as required by the Israeli Companies Law, 1999.

About MTS

MTS is a worldwide provider of Telecom Expense Management (TEM), MVNE and Mobile Money services and solutions.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com